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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM U-3A-2

                          STATEMENT BY HOLDING COMPANY
                       PURSUANT TO REGULATION 250.2 OF THE
                       PUBLIC UTILITY HOLDING COMPANY ACT
                                     OF 1935

                               EXEMPTION STATEMENT

                            SIERRA PACIFIC RESOURCES
                 ------------------------------------------------
                (Exact name of Claimant as specified in Charter)

                 NEVADA                                88-0198358
         ----------------------             ----------------------------------
        (State of incorporation            (I.R.S. Employer Identification No.)
            or organization)

                                 P.O. Box 30150
                    (6100 Neil Road) Reno, Nevada 89520-3150
                    ----------------------------------------

           (Address of principal executive offices including Zip Code)
                                  (702)367-5630
               --------------------------------------------------
               (Claimant's telephone number, including area code)

                                 John E. Brown
                                  PO Box 10100
                               Reno, Nevada 89520

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      CALENDAR YEAR ENDED DECEMBER 31, 2002

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                    UNDER RULE U-3A-2 FROM THE PROVISIONS OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            SIERRA PACIFIC RESOURCES

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
      (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


      Sierra Pacific Resources (SPR, the Company) is a Nevada holding company incorporated under Nevada Law on December 12, 1983. SPR became the parent of Sierra Pacific Power Company (SPPC) on May 31, 1984, pursuant to an Agreement and Plan of Merger in which each outstanding share of SPPC's Common Stock ($3.75 par value) automatically converted to one share of the Company's Common Stock ($1.00 par value). The reorganization was completed on August 1, 1984, when Lands of Sierra, Inc. and Sierra Energy Company, previously subsidiaries of SPPC, became wholly-owned subsidiaries of Sierra Pacific Resources. The Company was incorporated under the laws of the State of Nevada on December 12, 1983. The address of the Company is P.O. Box 30150 (6100 Neil Road), Reno, Nevada 89520-3150. The Company's subsidiaries are Nevada Power Company (NVP), Sierra Pacific Power Company (SPPC), Tuscarora Gas Pipeline Company (TGPC), Sierra Energy Company dba e*three (e*three), Lands of Sierra, Inc. (LOS), Sierra Water Development Company (SWDC), Sierra Gas Holding Company (SGHC, formerly Sierra Energy Company), Sierra Pacific Energy Company (SPE) and Sierra Pacific Communications (SPC).

      On July 28, 1999, SPR completed its merger with NVP following receipt of all regulatory approvals. The Public Utilities Commission of Nevada (PUCN) gave unanimous approval of a stipulation among the merging companies, PUCN staff and the Utility Consumer Advocate, regarding the merger.

      In accordance with the terms of the merger, each outstanding share of the Company's common stock was converted into the right to receive either $37.55 in cash or 1.44 shares of newly issued Company common stock. Each outstanding share of NVP common stock was converted to the right to receive either $26.00 in cash or 1.00 share of newly issued Company common stock. 4,037,000 shares of Company and 11,716,611 shares of NVP common stock were exchanged for $151.6 million and $304.6 million, respectively. The remaining shares of each company were converted to newly issued shares of Company common stock.

      As part of the stipulation approved by the PUCN, the companies were required to re-file the plan to divest their generating assets, and file a final Independent System Administrator (ISA) proposal with the PUCN and the Federal Energy Regulatory Commission (FERC). On July 23, 1999, a filing to establish the ISA was submitted to the FERC and for PUCN review. The PUCN approved the Company divestiture plan on February 18,2000. The FERC approved an ISA proposal known as Mountain West ISA on January 27, 2000. On February 23, 2000, the PUCN opened a docket to discuss various issues relating to Mountain West, including the method to fund it.

      As previously mentioned, in June 1998, SPR announced a plan to divest its generation assets. This business strategy was described in the SPR/NVP merger applications filed with the PUCN and the FERC in July 1998.

      A revised divestiture plan was filed with the PUCN in October 1999. PUCN approval and an Order for Divestiture Plan Stipulation were received in February 2000.

      On April 18, 2001, the Governor of Nevada signed into law Assembly Bill
(AB) 369. AB 369 required the utilities to use deferred energy accounting for their respective electric operations beginning on March 1, 2001.

      In Nevada, the Utilities' divestiture of generation assets, which the PUCN had previously ordered, was halted by the provisions of AB 369 that prohibit the sale of generation assets until July 2003. Additionally, in April 2001, SPR and Enron Corporation (Enron) mutually agreed to the termination of their agreement for SPR's purchase of Enron's wholly owned subsidiary, Portland General Electric
(PGE), headquartered in Portland, Oregon.

      AB 369 also provides that if an electric utility holding company acquires an interest in an out of state public utility prior to July 1, 2003, each electric utility in which the holding company holds a controlling interest shall not be entitled to the benefit of deferred energy accounting.

      NVP is an operating public utility that provides electric service in Clark County in southern Nevada. NVP provides electricity to approximately 669,000 customers in the communities of Las Vegas, North Las Vegas, Henderson, Searchlight, Laughlin and adjoining areas. Service is also provided to Nellis Air Force Base and the Department of Energy's Nevada Test Site in Nye County.

      NVP has three wholly owned subsidiaries, NVP Capital I and III (Trust I and III) and Nevada Electric Investment Company (NEICO). Trust I was created to issue 8.2% Quarterly Trust Issued Preferred Securities (QUIPS) and Series A common securities, all of which are owned by NVP. The proceeds were used to purchase from NVP its 8.2% Junior Subordinated Deferrable Interest Debentures (QUIDS) due March 31, 2037, extendible to March 31, 2046 under certain conditions, in a principal amount of $122.6 million. The sole asset of the Trust I is the QUIDS.

      Trust III was created to issue 7-3/4% Cumulative QUIPS and common securities, all of which are owned by NVP. The proceeds were used to purchase from NVP its 7-3/4% QUIDS due September 30, 2038, extendible to September 30, 2047 under certain conditions, in a principal amount of $72.2 million. The sole asset of the Trust III is the QUIDS.

      NEICO became a wholly owned subsidiary of NPC during 2002 when it was transferred from the ownership of the Company. In October of 1997, NEICO and UTT Nevada, Inc., an affiliate of Exelon Thermal Technologies, formed Northwind Las Vegas, LLC, a Nevada limited liability company, for the purpose of evaluating district energy projects in southern Nevada. Also, in October of 1997, NEICO and UTT Nevada, Inc. formed Northwind Aladdin, LLC, a

Nevada limited liability company, for the purpose of owning, constructing, operating and maintaining the facility for the production and distribution of chilled water, hot water and emergency power for the Aladdin Hotel and Casino project in Las Vegas, Nevada. The project was completed in the first quarter of 2000 and is operational.

      In September 1998, NEICO and e*three formed e*three Custom Energy Solutions, LLC, a Nevada limited liability company, for the purpose of selling and implementing energy-related performance contracts and similar energy services in southern Nevada.

      SPPC is an operating public utility engaged principally in the distribution, transmission, generation, purchase and sale of electric energy. SPPC also provides natural gas services in the Reno-Sparks area of Nevada. SPPC provides electricity to approximately 318,000 customers in approximately 50,000 square miles of service area in western, central and northeastern Nevada, including the cities of Reno, Sparks, Carson City, Elko, and a portion of eastern California, including the Lake Tahoe area. Electric revenues make up 86.1% of SPPC's revenues. SPPC also provides natural gas service in Nevada to approximately 123,500 customers in an area of about 600 square miles in Reno/Sparks and environs. In 2002, natural gas revenues were 13.9% of SPPC's revenues.

      On June 11, 2001, SPPC completed the sale of its water business to the Truckee Meadows Water Authority (TMWA) for $341 million. The sale agreement contemplated a second closing for the hydroelectric facilities to accommodate the California Public Utilities Commission's (CPUC) review of the transaction. On September 24, 2002, the Governor of California signed into law Assembly Bill 1235 (AB 1235), which allows the transfer of hydroelectric plants along the Truckee River from SPPC to the Truckee Meadows Water Authority (TMWA). AB 1235 effectively amends previous California legislation (AB 6) that prevented private utilities from selling any power plants that provide energy to California customers until 2006. AB 1235 was effective September 24, 2002, and provides an exemption for the four "run-of-the-river" hydroelectric plants that SPPC sold to TMWA as part of the sale of its water business in June 2001.

      On November 9, 2002, SPPC filed an application with the CPUC for authority to sell the four hydroelectric plants. On January 13, 2003, the CPUC issued a ruling that the California Environmental Quality Act applies to this proceeding and SPPC must supplement the application with a certified environmental document. SPPC has begun informal discussions with the CPUC on the environmental issues and cannot yet predict the outcome of this proceeding.

      On November 11, 2002, SPPC agreed to sell land located in Nevada County and Sierra County, California, commonly referred to as Independence Lake. The sale remains subject to review by a third party who retains certain rights, including water rights, after the sale is completed. Also, the sales agreement includes a due diligence review period of 180 days which allows the buyer to review and accept a variety of matters agreed to by both parties. The buyer may terminate the agreement during the review period by providing written notice or by allowing the review period to expire. The agreed upon sales price is $22 million and the transaction is expected to close, subject to the conditions described, in the first quarter of 2003. The carrying value of the property is approximately $108,000.

      SPPC has three subsidiaries, Pinon Pine, Sierra Pacific Power Capital I, (the Trust), and SPPC Funding LLC.

      In August 1992, SPPC executed a cooperative agreement with the U. S. Department of Energy (DOE) for the construction of a coal-gasification power plant. The project, known as the Pinon Pine Power Project, (Pinon) was selected by DOE for funding under the fourth round of the Federal Clean Coal Technology Program. The DOE funded approximately $167 million for construction, operation, and maintenance of the project. Included in the Consolidated Balance Sheets of SPR and SPPC is the net book value of the gasifier and related assets, which is approximately $100 million as of December 31, 2002.

      To date, SPPC has not been successful in obtaining sustained operation of the gasifier. In 2001, SPPC retained an independent engineering consulting firm to complete a comprehensive study of the Pinon Pine gasification plant. The scope of the study included evaluation of the potential modifications required to make the facility operational and reliable using several technology scenarios. The evaluation of each scenario included an estimate of the additional capital expenditures necessary for reliable operation of the facility, and the risks associated with that technology.

      SPPC received a final report of the study in November 2002. The results of the study identified a number of potential modifications to the facility, each with varying degrees of technical risk and cost. Modifications considered to provide the highest probability for successful operation of the facility generally were also estimated to be the highest cost options. SPPC is reviewing the various options outlined in the study. If, after evaluating the options presented in the draft report, SPPC decides not to pursue modifications intended to make the facility operational, SPPC intends to seek recovery, net of salvage, through regulated rates in its next general rate case based, in part, on the PUCN's approval of Pinon Pine as a demonstration project in an earlier resource plan.

      The Trust is a wholly owned subsidiary of SPPC. The existence of the Trust is for the sole purpose of issuing Trust Securities and using the proceeds thereof to purchase from SPPC its 8.60% Junior Subordinated Debentures. SPPC redeemed 100% of the 8.60% Junior Subordinate Debentures effective November 29, 2001

      SPPC Funding LLC is a wholly owned subsidiary of SPPC. SPPC Funding LLC issued 6.40% notes, Series 1999-1 to support issuance by the California Infrastructure and Economic Development Bank Special Purpose Trust SPPC-1 of it's 6.40% Rate Reduction Certificates, Series 1999-1.

      TGPC was formed as a wholly owned subsidiary of SPR in 1993 for the purpose of entering into a partnership with a wholly owned subsidiary of TransCanada PipeLines, Ltd., headquartered in Calgary, Alberta, Canada. The partnership, Tuscarora Gas Transmission Company (Tuscarora) was formed for the purpose of constructing and operating an interstate natural gas pipeline from Malin, Oregon to Reno, Nevada to serve an expanding gas market in Reno, northern Nevada, and northeastern California. In late 1995 Tuscarora completed the construction of its 229-mile pipeline system and began commercial operations on December 1, 1995. Tuscarora takes custody of its customer's gas near Malin, Oregon at a pipeline interconnect with PG&E Gas Transmission Northwest (PGT), the upstream pipeline. Upon custody transfer, Tuscarora transports its shipper's gas to various delivery points along the Tuscarora system as prescribed by its customers. PGT is a major interstate natural gas pipeline extending from the U.S./Canadian border, at a point near Bonners Ferry, Idaho to the Oregon/California border. The PGT system provides Tuscarora customers access to Canadian natural gas reserves in the Western Canadian Sedimentary basin, one of the largest natural gas reserve basins in North America. As of December 31, 2002, SPR had an investment of $19.7 million in its TGPC subsidiary.

      As an interstate natural gas pipeline, Tuscarora provides only transportation service to its customers. SPPC was the largest customer at the start of commercial operations and continues to be the Tuscarora's largest customer contributing 92% of gross revenues in 2002.

      In 2000 Tuscarora constructed a 14.2-mile pipeline lateral, establishing a new city gate for the SPPC distribution system. The lateral was completed and placed in service January 29, 2001, providing SPPC with an additional 10,000 Dth per day of firm transportation capacity in January 2001 and 5,661 Dth in November 2001. In May 2001, Tuscarora completed construction of approximately 3,520-feet of pipeline with meter and flow control to serve a 360 MW plant, a new interruptible transportation customer, east of Reno, Nevada near SPPC's Tracy Power Plant. In September, 2001, Tuscarora completed construction of a 10.8-mile pipeline to serve two new customers: the City of Susanville and the Department of Correction, both in California.

      Tuscarora surveyed shipper interest in an expanded Tuscarora system and determined that there was a significant need for additional transportation capacity. By late year 2000 executed Precedent Agreements for new expansion capacity were obtained from four customers, including SPPC (11,412 Dth/day), Morgan Stanley (20,000 Dth/day), Southwest Gas Corporation (24,500 Dth/day) and Duke Energy North America ("Duke") (40,000 Dth/day). In January 2001 Tuscarora launched its 2002 Expansion Project on the strength of those binding agreements. On January 30, 2002, Tuscarora received its Certificate of Public Convenience and Necessity from the FERC authorizing Tuscarora to construct and operate the 2002 Expansion Project. At that time Tuscarora requested that all expansion shippers execute Transportation Service Agreements (TSA) in accordance with the provisions of the Precedent Agreements. It became apparent to Tuscarora at that time that Duke would not be in a position to execute a TSA because their proposed generation plant, for which their portion of the expansion capacity would be used, was being delayed by at least one year due to conditions in the energy market. On February 25, 2002, Tuscarora filed to amend its FERC certificate authorization to allow phasing the construction of facilities to accommodate the Duke delay. FERC subsequently approved the amendment whereby Tuscarora could construct sufficient facilities to serve the non-Duke related (Phase 1) expansion facilities in year 2002 and construct the Duke related (Phase 2) expansion facilities in year 2003. On May 8, 2002, Duke notified Tuscarora that it was canceling its proposed generation plant indefinitely and therefore it was terminating its Precedent Agreement with Tuscarora to avoid further exposure to expansion related costs. This action by Duke effectively reduced the expansion subscription from an original capacity requirement of 95,912 Dth/day to 55,912 Dth/day, reflecting the loss of the Duke capacity amount of 40,000 Dth/day. Tuscarora and Duke subsequently arrived at a termination fee and payment of that fee was made on January 8, 2003. Construction of the Phase 1 non-Duke related facilities was completed in late November 2002 and the facilities were placed into service on December 1, 2002. Those Phase 1 facilities included construction of two 6000 horsepower (site rated) compressor stations located near the towns of Canby and Susanville, California and 10.5 miles of 20-inch pipeline located in Washoe County, Nevada. Phase 1 facilities also established a new Tuscarora interconnect with the Paiute Pipeline Company located near Wadsworth, Nevada and included the installation of a 600 horsepower booster station at the Paiute interconnect site.

      Tuscarora has been seeking, without success, shipper interest in the Duke portion of the expansion capacity and has not yet filed for a certificate amendment to remove Phase 2 facilities form the expansion project. That amendment is scheduled to be filed with the FERC in early March 2003. Had Phase 2 facilities been constructed, they would have consisted of one 6000 horsepower compression station located near Likely, California and 3.5 miles of 20-inch pipeline that would have extended service from the Paiute Pipeline interconnect to the location of the proposed Duke generation plant located near Wadsworth, Nevada. The expansion project increased Tuscarora's system capacity by approximately 51% and improved the overall reliability of the natural gas transportation system in the region.

      Sierra Energy Company, dba under the firm name of e*three, was organized in October 1996 as an unregulated wholly-owned subsidiary of the Company. It provides comprehensive energy and other business solutions in commercial and industrial markets. This is accomplished by offering a variety of energy-related products and services to increase customers' productivity and profits and improve the quality of the indoor environment. These products and services include: technology and efficiency improvements to lighting, heating, ventilation and air-conditioning equipment; installation or retrofit of controls and power quality systems; energy performance contracting; end-use services; and ongoing energy monitoring and verification services.

      In September 1998, e*three and NEICO formed e*three Custom Energy Solutions, LLC, a Nevada limited liability company, for the purpose of selling and implementing energy-related performance contracts and similar energy services in Southern Nevada. e*three Custom Energy Solutions, LLC's primary focus for its sales activities is in the commercial and industrial markets.

      In October 1998, e*three acquired Independent Energy Consulting, Inc.
(IEC), a California based company, in an exchange of SPR stock for all of IEC's stock. IEC provides energy procurement management, third party auditing, performance contract consulting and strategic energy planning in the industrial and commercial markets.

      In mid 2000 e*three Custom Energy Solutions, LLC completed the construction of a chilled water-cooling plant in the downtown area of Las Vegas. The plant is owned by e*three Custom Energy Solutions, LLC and supplies the indoor air-cooling requirements for a number of businesses in its immediate vicinity. The plant was operational in August of 2000.

      Lands of Sierra, Inc. was organized in 1964 to develop and manage SPPC's non-utility property in Nevada and California. These properties previously included retail, industrial, office and residential sites, timberland, and other properties. Remaining properties include land in Nevada and California. SPR has decided to focus on its core energy business. In keeping with this strategy, LOS continues to sell its remaining properties.

      Sierra Water Development Company is a Nevada corporation, which is a wholly owned subsidiary of the Company. SWDC was formed in 1993 for the purpose of entering into a partnership with Eco-Vision, Inc. to conduct water exploration and development activities in the State of Nevada. It has not conducted any activity for several years.

      Sierra Gas Holding Company, formerly Sierra Energy Company, is a Nevada Corporation, which is a wholly owned subsidiary of the Company. Beginning in 1993, SGHC sold a large number of its oil and gas properties retaining passive override interests in a number of properties.

      Sierra Pacific Energy Company was formed to market a package of technology and energy-related products and services in Nevada. SPE filed an application with the PUCN to be licensed as an Alternative Seller of Electricity in the state of Nevada. SPE has withdrawn its application with the PUCN and dissolved its retail energy marketing efforts.

      Sierra Pacific Communications, formerly Sierra Pacific Media Group, was created to examine and pursue telecommunications opportunities that leverage SPPC's existing skills of installing and deploying pipe and wire infrastructure. SPC presently has fiber optic assets deployed in the cities of Reno and Las Vegas.

      Sierra Touch America LLC (STA), a partnership between SPC and Touch America, formerly Montana Power Company, was formed to construct a fiber optic line between Salt Lake City, Utah and Sacramento, California. On September 9, 2002, SPC entered into an agreement to purchase and lease certain telecommunications and fiber optic assets from Touch America in exchange for SPC's partnership units in Sierra Touch America and the execution of a $35 million promissory note for a total purchase price of $48.5 million. The assets are currently under construction and are scheduled for completion in May 2003.

      On September 11, 2002, SPC entered into an agreement to sell to a telecommunications carrier for $20 million the Sacramento to Salt Lake City conduit acquired from Touch America, and will convey all rights to the conduit when construction is completed in May 2003.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      (a) At the present time, the Company has no operations or facilities other than those described in response to Item 1.

      (b) The electric properties of NVP, a public utility subsidiary of the Company, are physically located in the State of Nevada. The electric properties of SPPC, a public utility subsidiary of the Company, are physically located in the States of Nevada and California. The gas properties are entirely located within the State of Nevada.

NVP:

                                   GENERATION

      The following is a list of NVP's generation plants, including their megawatt (MW) summer net capacity, the type/fuel that they use to generate, and the location.

                                                                 Number
                                                                  of                MW              Location
Name                     Type/Fuel                               Units           Capacity            (State)
----                     ---------                               -----           --------            -------
Clark Station            Steam/Gas Turbine, Combined Cycle                                            Nevada
                         (1) /Natural Gas, Oil                     10                687
Reid Gardner (2)         Steam/Coal                                 4                354              Nevada

Navajo (3)               Steam/Coal                                 3                255              Nevada
Mohave (4)               Steam/Coal                                 2                196              Nevada
Sunrise                  Steam/Gas Turbine, Natural Gas, Oil        2                149              Nevada
Harry Allen              Gas Turbine, Natural Gas, Oil              1                 72              Nevada
                                                                                 -------
                                                                                   1,713
                                                                                 =======

(1) The combined cycles at Clark Station each consist of one steam turbine and two combustion turbines for a total of six generating units.

(2) Reid Gardner Unit No. 4 is jointly owned by the California Department of Water Resources ("CDWR") (67.8%) and NVP (32.2%). NVP is the operating agent. Contractually, NVP is entitled to receive 24 MW of base load capacity and 226 MW of peaking capacity. NVP is entitled to use 100% of the unit's peaking capacity for 1,500 hours each year and is entitled to 9.6% of the first 250 MW of capacity and associated energy.

(3) This represents NVP's 11.3% undivided interest in the Navajo Generating Station as tenant in common without right of partition with five other non-affiliated utilities.

(4) This represents NVP's 14% undivided interest in the Mohave Generating Station as tenant in common without right of partition with three other non-affiliated utilities, less operating restrictions. Due to coal supply and water issues, the Mohave plant will not be able to operate after December 31, 2005.

                                  TRANSMISSION

      NPC's existing transmission lines are primarily located within Clark County, Nevada. Six 230 kV transmission lines and two 230/69 kV transformers connect NPC to the Western Area Power Administration's transmission facilities at Henderson and Mead substations. Three 230 kV lines connect NPC to the Los Angeles Department of Water and Power's transmission facilities at McCullough Substation. Two 500/69 kV transformers connect NPC to the Southern California Edison system at the Mohave Generating station. A 345 kV line connects NPC to PacifiCorp at the Utah-Nevada state line. Also, NPC has two 500/230 kV transformers that connect NPC to the Navajo Transmission System at the Crystal Substation. Finally, NPC has ownership rights in two 500 kV transmission lines that allow for the transmittal of NPC's share of power from its interests in the Mohave and Navajo Generating Stations to the NPC control area. If the Mohave Generating station is shut down in 2005, NPC will still have the rights on the Eldorado Transmission System that is connected to the Mohave Generating station. Eldorado System will be used to supply NPC load including the Laughlin and Needles area and to meet other transmission service obligations currently in place. The transmission and generation are governed under separate contracts.

      NPC received approval from the PUCN to construct two transmission line projects and four switchyards proposed in NPC's 2001 Refiled Resource Plan. The Arden-Tolson 230 kV line upgrade, was completed in June 2002 to meet Independent Power Producers (IPP's) transmission service requests at a cost of $475,000. The Faulkner-Tolson 230 kV transmission line will be completed in 2003 at a cost of $9.65 million and will increase NPC's import capability by 300 MW. The Equestrian switchyard was placed in service in 2001. The McDonald switchyard is planned to be completed in 2006. The Avera 230/138 kV switching station and the Beltway 230/138 switching station upgrade projects are all internal NPC reinforcements with 2003 and 2004 in-service dates, respectively. The Avera and Beltway projects are needed for system reliability, increased import capability, and to provide a path for Centennial IPP energy to be delivered into or through NPC's transmission system. The Avera project costs are estimated at $5.3 million and the Beltway project costs are approximately $8.25 million.

      As a result of the supply shortage in the western United States experienced during 2000 and 2001, several IPP's proposed the construction of new generating plants in southern Nevada and requested transmission service from NPC. NPC proposed the Centennial Plan to address transmission service requests from these IPP's. The Centennial Plan was approved in NPC's 2001 Refiled Resource Plan. This plan, consistent with its tariff and the FERC pricing policies, involves the following lines (1) the Harry Allen substation to Crystal substation 500 kV line, (2) the Harry Allen substation to Northwest substation 500 kV line, (3) the Harry Allen substation to Mead substation 500 kV line and
(4) two Bighorn to Arden 230 kV lines. Additional facilities include a new 500 kV substation at Harry Allen, 500/230 kV transformers at Mead, McCullough and Northwest substations, two phase shifting transformers at Crystal substation, and several other sub-transmission upgrades and additions. The Harry Allen-Crystal 500 kV line and the Harry Allen 500 kV substation were energized in June 2002. The Arden-Bighorn 230 kV #1 and #2 lines were completed in July 2002. The Harry Allen-Northwest 500 kV line, the Northwest 500/230 kV transformer and the Northwest 500 kV substation were completed in mid-March 2003. The Crystal 500 kV phase shifting transformers will be installed in February 2004. The Harry Allen-Mead 500 kV line, the Mead 500/230 kV transformer and the McCullough 500/230 kV transformer are scheduled for energization in April 2006.

                                  DISTRIBUTION

NVP's distribution facilities consist of 119 substations, and approximately 24,805 electric miles of distribution lines.

SPPC:

                                   GENERATION

SPPC's electric generation is supplied by power plants which utilize fuel as set forth below:

                           No. of                     Capacity    Location
 Power Plant                Unit    Fuel                (mw)      (State)
 -----------                ----    ----                ----      -------
Tracy                        3      Gas/Oil            244.00      Nevada
Ft. Churchill                2      Gas/Oil            226.00      Nevada
Valmy (1)                    2      Coal               266.00      Nevada
Clark Mountain               2      Gas/Oil            138.00      Nevada
Pinon Pine (2)               1      Coal, Gas           89.00      Nevada
Farad (3)                    2      Hydro                2.80      Calif.
Fleish (3)                   1      Hydro                2.00      Nevada
Verdi (3)                    1      Hydro                2.40      Nevada
Washoe (3)                   2      Hydro                1.50      Nevada
Winnemucca Gas Turbine       1      Gas/Oil             17.00      Nevada
Kings Beach Diesel           6      Oil                 16.50      Calif.
All Other Diesels           20      Oil                 39.80      Nevada
                                                     --------
                                                     1,045.00
                                                     ========


(1) Valmy Units #1 and #2 are owned jointly by SPPC and Idaho Power Company. Each company owns a 50 percent share of this 532 MW facility.

(2) The gasifier portion of Pinon Pine is owned by the Pinon Pine Company LLC, (The LLC), 62% of which is owned by GPSF-B, a Delaware corporation formerly owned by General Electric Capital Corporation (GECC) and now also owned by SPPC, and 38% which is wholly owned through two of its subsidiaries by SPPC. The amount shown above represents the entire syngas output of Pinon as the LLC sells its entire share only to SPPC.

(3) The four hydroelectric generating units, with a total capacity of 8.7 MW, were to be included in the sale of SPPC's water business in June 2001. The California Legislature has passed a law exempting the hydro plants from the prohibition against generation divestiture. On November 9, 2002, SPPC filed an application with the CPUC for authority to sell the four hydroelectric plants. On January 13, 2003, the CPUC issued a ruling that the California Environmental Quality Act applies and SPPC must supplement the application with a certified environmental document.

                                  TRANSMISSION

      SPPC's existing transmission lines extend some 300 miles from the crest of the Sierra Nevada in eastern California, northeast to the Nevada-Idaho border at Jackpot, Nevada, about 160 miles from Reno northwest to Alturas, California, and 250 miles from the Reno area south to Tonopah, Nevada. A 230 kV transmission line connects SPPC to facilities near the Utah-Nevada state line, which in turn interconnects SPPC to PacifiCorp facilities. A 345 kV transmission line connects SPPC to Idaho Power facilities at the Idaho-Nevada state line.

      Certain Northern California public power groups have challenged SPPC's filing with the FERC of the interconnection and operating agreements related to the Alturas Intertie in December 1998 and January 1999. The California groups alleged that the potential reduction in imports into California constitutes an impairment of reliability and therefore seek to force reductions in use of the Alturas Intertie during peak periods. SPPC (supported by Bonneville Power Administration and PacifiCorp) has filed testimony before the FERC that the Alturas Intertie does not adversely affect reliability and that, under the FERC's Order No. 888, customers in Nevada are entitled to compete with customers in California for transmission capacity in the Pacific Northwest on a first-come, first-served basis. The FERC staff has agreed with SPPC's position on this matter.

       The matter was heard by an Administrative Law Judge (ALJ) in April and May 2000. In 2001, the ALJ issued an initial decision in which he agreed with SPPC's position, but imposed a limitation on additional transfer capacity created by future upgrades to the system. The ALJ stated allocation of additional transfer capacity would require agreement among the parties. All sides have filed exceptions to this decision to the full FERC. No final order has been issued.

      SPPC also has two 120 kV lines and one 60 kV line that interconnect with Pacific Gas & Electric on the west side of SPPC's system at Donner Summit, California. Two 60 kV transmission ties allow wheeling of up to 14 MW of power from the Beowawe Geothermal Project, which is located within SPPC's service area, to Southern California Edison. These two minor interties are available for use during emergency conditions affecting either party. The transmission intertie system provides access to regional energy sources.

      The Falcon to Gonder Project is a 180-mile 345 kV line connecting SPPC's Falcon Substation to Mt. Wheeler Power's Gonder Substation. The Falcon to Gonder Project improves system import and export capabilities and enables SPPC to provide transmission service between Idaho, Utah, and the northwest. The Final Environmental Impact Statement was released in December 2001. Federal permitting was completed in July 2002. Construction started March 3, 2003 with an expected in-service date of May 2004. Total project costs incurred through December 31, 2002, were $32.8 million. Actual costs incurred in 2002 were $21.0 million. Estimated costs for 2003 are $46.5 million.

                                  DISTRIBUTION

      SPPC's distribution facilities consist of 192 substations, 171 in Nevada and 21 in California. SPPC has approximately 17,700 electric miles of distribution lines, 16,792.75 in Nevada and 907.25 in California.

      As of December 31, 2002, SPPC owned and operated 1,693 miles of three-inch equivalent natural gas distribution piping, 91 miles of which were added in 2002. Two significant projects were completed to improve the distribution system's capacity in two high growth areas, in south Reno with the installation of 5,600 feet of 18" main and in northern Sparks 4,531 feet of 8" main.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

    NVP sold approximately 22,167,700,000 Kwh of electric energy for the year ended December 31, 2002. .

Electric
--------            Volumes Sold (KWH)
                    ------------------

Retail                17,599,820,000
Wholesale              4,567,880,000
Total                 22,167,700,000

    SPPC sold approximately 11,310,381,000 Kwh of electric energy for the year ended December 31, 2002 and sold approximately 13,741,431 Mcf of natural gas at retail during the same period.

Electric
--------            Volumes Sold (KWH)
                    ------------------
Retail                 8,703,901,000
Wholesale              2,606,480,000
Total                 11,310,381,000

Gas
---                 Volumes Sold (Mcf)
                    ------------------
Retail                    13,741,431
Wholesale                  3,731,553
Total                     17,472,984

(b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

    NVP had no retail electric energy sales outside the State of Nevada.

    SPPC sold approximately 505,637,000 Kwh of electric energy at retail to customers in the State of California. SPPC had no retail natural gas sales outside the State of Nevada.

Electric            Volumes Sold (KWH)
--------            ------------------
California               505,637,000

(c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

    NVP sold approximately 3,741,475,000 Kwh at wholesale to customers outside the State of Nevada for the year ended December 31, 2002. NVP sold approximately 4,234 Mcf of natural gas at wholesale to customers outside the state of Nevada for the year ended December 31, 2002.

Electric
--------            Volumes Sold (KWH)
                    ------------------
California               451,600,000
Arizona                3,274,815,000
New Mexico                15,060,000
Total                  3,741,475,000

Gas
---                 Volumes Sold (MCF)
                    ------------------
Wyoming                           85
California                     4,149
Total                          4,234

      SPPC sold approximately 46,445,000 Kwh at wholesale to customers in the State of California for the year ended December 31, 2002. SPPC sold approximately 2,079,269 Mcf of natural gas at wholesale to customers outside the state for the year ended December 31, 2002.

Electric
--------            Volumes Sold (KWH)
                    ------------------
California                46,445,000

Gas
---                 Volumes Sold (MCF)
                    ------------------
Oregon                     1,846,921
Washington                   154,344
Wyoming                        6,059
Canada                        71,945
Total                      2,079,269

(d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

      NVP purchased approximately 3,759,525,000 Kwh of electric energy from outside the State of Nevada during the year ended December 31, 2002.

      SPPC purchased approximately 2,530,587,000 Kwh of electric energy from outside the State of Nevada during the year ended December 31, 2002. SPPC purchased approximately 39,208,519 Mcf of natural gas from outside the State of Nevada during the year ended December 31, 2002, of which approximately 13,809,902 Mcf were used for local distribution and approximately 25,398,608 Mcf were used for electric power generation.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

    None.

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

    None.

(b) Name of each system company that holds an interest in such EWG or foreign utility company, and description of the interest held.

    None.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

    None.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

    None.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

    None.


The above named claimant has caused this statement to be duly executed on behalf of its authorized officer on this 1st day of April 2003.

                                            SIERRA PACIFIC RESOURCES
                                            ------------------------
                                               (Name of Claimant)

                                         By
                                            ----------------------------
                                                   John E. Brown
                                             Vice President, Controller
                                           (Principal Accounting Officer)

CORPORATE SEAL

Attest:


---------------------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

John E. Brown                                           Controller
--------------------------------------------------------------------------------
    (Name)                                                (Title)

P.O. Box 30150 (6100 Neil Road), Reno, Nevada  89520-3150 (89511)
--------------------------------------------------------------------------------
                                (Address)

                                   Exhibit A


      The following consolidating financial statements of Sierra Pacific Resources and its subsidiaries, are submitted herewith:

      Consolidating Balance Sheet as of December 31, 2002.

      Consolidating Statement of Income for the year ended December 31, 2002.

      Consolidating Statement of Retained Earnings (surplus) for the year ended December 31, 2002.

                                  Exhibit B

      Financial Data Schedule for the year ended December 31, 2002.

                                  Exhibit C

      Inapplicable.

Sierra Pacific Resources
Consolidating Balance Sheet
31-Dec-02
(Dollars In Thousands)
(Unaudited)

                                SPPC          NVP           SPR            CES            E3            LOS           SGHC
                             ---------     ---------     ---------      ---------      ---------     ---------      ---------
ASSETS

 Utility Property, Net       1,610,701     2,697,995            --             --             --            --             --

 Investments in
 subsidiaries and other
 property, net                     874        20,295         7,089          9,668             70           122             --

 Current Assets:               440,926       618,491       (46,568)          (355)         2,345           184             36

 Deferred Charges:             345,989       731,741       356,453            173            483            --
Total Assets                 2,398,490     4,068,522       316,974          9,486          2,898           306             36
CAPITALIZATION &
LIABILITIES

 Capitalization:

 Common shareholder's
 equity                        639,295     1,149,131      (527,405)        10,025          2,300           543             72
 Preferred stock                50,000            --            --             --             --            --             --
 Obligated Mandatory
 Redeemable Pref. Trust
 Securities                         --       188,872            --             --             --            --             --
 Long-term debt                914,788     1,488,597       628,116             --             68            --             --

 Current Liabilities:          283,084       682,356       243,771            297            412           132             --

Deferred Credits:              511,323       559,566       (27,508)          (836)           118          (369)           (36)
Total Capitalization and
Liabilities                  2,398,490     4,068,522       316,974          9,486          2,898           306             36

Sierra Pacific Resources
Consolidating Balance Sheet continued
31-Dec-02
(Dollars In Thousands)
(Unaudited)

Exhibit A

                              SPC            SPE            SWDC           TGPC         TOTAL
                           ---------      ---------      ---------      ---------     ---------
ASSETS

 Utility Property, Net            --             --             --             --     4,308,696

 Investments in
 subsidiaries and other
 property, net                68,353             92            593         26,912       134,068

 Current Assets:               2,996            111             --            402     1,018,568

 Deferred Charges:                12             61             --             --     1,434,912
Total Assets                  71,361            264            593         27,314     6,896,244

CAPITALIZATION &
LIABILITIES

 Capitalization:
 Common shareholder's
 equity                       30,049          2,847            640         19,669     1,327,166

 Preferred stock                  --             --             --             --        50,000
 Obligated Mandatory
 Redeemable Pref. Trust
 Securities                       --             --             --             --       188,872
 Long-term debt               31,314             --             --             --     3,062,883

 Current Liabilities:         11,069             17             --              5     1,221,143

 Deferred Credits:            (1,071)        (2,600)           (47)         7,640     1,046,180

Total Capitalization
and Liabilities               71,361            264            593         27,314     6,896,244

Sierra Pacific Resources
Consolidating Income Statement
Twelve Months Ended
31-Dec-02
(Dollars in Thousands)

(Unaudited)                   SPPC            NVP             SPR             CES              E3             LOS
                           ----------      ----------      ----------      ----------      ----------      ----------

Operating Revenues          1,081,034       1,901,034           1,295           1,891           4,507             175

Operating Expenses          1,025,742       2,005,037         (21,647)          2,673           4,240             143

Operating Income               55,292        (104,003)         22,942            (782)            267              32
(Loss)

Other Income (Expense)          6,019             974          (1,193)            (13)             59              96

Total Income (Loss)            61,311        (103,029)         21,749            (795)            326             128
Before Interest
Charges

Net Interest Charges           75,279         116,869          71,269              10             233               0

Preferred Dividend                  0          15,172               0               0               0               0
Requirements of
SPPC/NVP Obligated
Mandatorily
redeemable preferred
securities

Cumulative Effect of                0               0          (1,074)              0            (492)              0
Change in Accounting
Principle

Net Income (Loss)             (13,968)       (235,070)        (50,594)           (805)           (399)            128

Less Preferred                  3,900               0               0               0               0               0
Dividends
Requirements of
Subsidiary

Net Earnings (Loss)           (17,868)       (235,070)        (50,594)           (805)           (399)            128
Applicable to
Common Stock

Sierra Pacific Resources
Consolidating Income
Statement Continued
Twelve Months Ended
31-Dec-02
(Dollars in Thousands)

(Unaudited)                    SGHC             SPC             SPE            SWDC            TGPC           TOTAL
                            ----------      ----------      ----------      ----------      ----------      ----------
Operating Revenues                   1             700               0               0           1,066       2,991,703

Operating Expenses                   3           5,240             295               5           3,028       3,024,759

Operating Income                    (2)         (4,540)           (295)             (5)         (1,962)        (33,056)
(Loss)

Other Income  (Expense)              0              (8)              0               0           5,222          11,156

Total Income (Loss)                 (2)         (4,548)           (295)             (5)          3,260         (21,900)
Before Interest Charges

Net Interest Charges                 0           1,323               0               0               0         264,983

Preferred Dividend                   0               0               0               0               0          15,172
Requirements of
SPPC/NVP Obligated
Mandatorily
redeemable preferred
securities

Cumulative Effect of                 0               0               0               0               0          (1,566)
Change in Accounting
Principle

Net Income (Loss)                   (2)         (5,871)           (295)             (5)          3,260        (303,621)

Less Preferred                       0               0               0               0               0           3,900
Dividends Requirements
of Subsidiary

Net Earnings (Loss)                 (2)         (5,871)           (295)             (5)          3,260        (307,521)
Applicable to Common
Stock

SIERRA PACIFIC RESOURCES
CONSOLIDATING STATEMENT OF
RETAINED EARNINGS
31-Dec-02
(Dollars in thousands)


(Unaudited)              SPR           SPPC          NVP           LOS           SGHC          TGPC
                       --------      --------      --------      --------      --------      --------
RETAINED EARNINGS        51,761       (10,983)       25,956       (14,546)      (31,554)       (2,582)
AT BEGINNING OF
PERIOD

INCOME BEFORE           (49,520)      (13,968)     (235,070)          128            (2)        3,260
DIVIDENDS

Cumulative Effect        (1,074)
of change in
accounting
principle, net of
tax

DIVIDENDS DECLARED      (20,580)      (48,800)      (10,000)       (1,350)                     (5,950)

RETAINED EARNINGS       (19,413)      (73,751)     (219,114)      (15,768)      (31,556)       (5,272)
AT END OF PERIOD

SIERRA PACIFIC RESOURCES
CONSOLIDATING STATEMENT OF
RETAINED EARNINGS (Continued)
31-Dec-02
(Dollars in thousands)

                               SWDC          E-3           SPE           SPC           CES           Elim        TOTAL
                             --------      --------      --------      --------      --------      --------     --------
RETAINED EARNINGS AT             (121)       (2,101)       (9,475)       (3,986)         (792)            0        1,577
BEGINNING OF PERIOD

INCOME BEFORE DIVIDENDS            (5)           93          (295)       (5,871)         (805)            0     (302,055)


Cumulative Effect of                           (492)                                                              (1,566)
change in accounting
principle, net of tax.

DIVIDENDS DECLARED                                                                                   62,200      (24,480)

RETAINED EARNINGS AT END         (126)       (2,500)       (9,770)       (9,857)       (1,597)       62,200     (326,524)
OF PERIOD

                                                                       EXHIBIT B
                                                                          PAGE 1

                            SIERRA PACIFIC RESOURCES
                             FINANCIAL DATA SCHEDULE

This schedule contains summary financial information extracted from internal company financial statements for the twelve month period ended December 31, 2002, and is qualified in its entirety by reference to such financial statements.

Multiplier = 1,000

The financial data is NOT restated from a previously filed schedule. The financial data DOES NOT apply to a co-registrant.

Currency:              U.S. dollars
Period Type:           Twelve months ended December 31, 2002.
Period Start:          January 1, 2002
Period End:            December 31, 2002
Company Fiscal Year:   January 1 through December 31.
Exchange Rate:         One (1)
Book Value:            Per book


(Unaudited)            Caption Heading              Amount

    Item No.
    --------
       1         Total Assets                    $6,896,244
       2         Total Operating Revenues        $2,991,703
       3         Net Income (Loss)               $ (303,621)